EXHIBIT 99.1

Sundial Growers Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited – expressed in thousands of Canadian dollars)

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	March 31, 2021	December 31, 2020 (1)

Assets
Current Assets
Cash and cash equivalents		873,445	60,376
Restricted cash		100	5,333
Marketable securities	6	33,582	—
Accounts receivable	7	9,350	15,898
Biological assets	8	2,835	3,531
Inventory	9	32,837	25,613
Prepaid expenses and deposits		5,097	4,622
Assets held for sale		2,998	2,998
		960,244	118,371
Non-current assets
Long-term deposits		7,981	2,633
Property, plant and equipment	10	114,039	116,928
Intangible assets	11	4,974	5,063
Investments	12	62,451	51,876
Total assets		1,149,689	294,871

Liabilities
Current liabilities
Accounts payable and accrued liabilities		22,701	23,308
Current portion of lease obligations		416	409
Derivative warrants	13	73,810	428
		96,927	24,145
Non-current liabilities
Lease obligations		924	1,031
Total liabilities		97,851	25,176

Shareholders’ equity
Share capital	14(b)	1,675,595	762,046
Warrants	14(c)	6,138	6,138
Contributed surplus		60,370	59,344
Contingent consideration		2,279	2,279
Accumulated deficit (1)		(692,544)	(558,128)
Total shareholders’ equity		1,051,838	271,679
Non-controlling interest (1)		—	(1,984)
Total liabilities and shareholders’ equity		1,149,689	294,871
(1)	Recast – refer to note 12.

Commitments (note 24)

Subsequent events (note 25)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended March 31
	Note	2021	2020
Gross revenue	16	11,748	16,590
Excise taxes		1,857	2,584
Net revenue		9,891	14,006
Cost of sales	9	11,445	13,507
Inventory obsolescence	9	1,754	7,715
Gross margin before fair value adjustments		(3,308)	(7,216)
Change in fair value of biological assets	8	(94)	6,415
Change in fair value realized through inventory	9	(50)	(9,692)
Gross margin		(3,452)	(10,493)

Interest and fee revenue	17	2,849	—
Investment revenue	17	12,900	—

General and administrative		7,093	10,608
Sales and marketing		950	1,792
Research and development		235	307
Depreciation and amortization	10,11	1,058	657
Share-based compensation	15	3,456	795
Restructuring costs		—	2,719
Asset impairment		—	5,659
Government subsidies	18	(2,180)	—
Income (loss) from operations		1,685	(33,030)

Transaction costs		(3,648)	(1,101)
Finance costs	19	(51)	(5,982)
Change in estimate of fair value of derivative warrants	13	(129,944)	—
Foreign exchange gain (loss)		(440)	1,554
Gain (loss) on disposition of PP&E		(117)	610
Other expenses	12	(1,930)	—
Loss before income tax		(134,445)	(37,949)
Net loss from continuing operations		(134,445)	(37,949)
Net loss from discontinued operations	4	—	(6,034)
Net loss		(134,445)	(43,983)

Gain on translation of foreign operations		—	1,693
Comprehensive loss		(134,445)	(42,290)

Net loss from continuing operations attributable to:
Sundial Growers Inc.		(134,416)	(37,861)
Non-controlling interest		(29)	(88)
		(134,445)	(37,949)
Net loss attributable to:
Sundial Growers Inc.		(134,416)	(43,895)
Non-controlling interest		(29)	(88)
		(134,445)	(43,983)
Comprehensive loss attributable to:
Sundial Growers Inc.		(134,416)	(42,202)
Non-controlling interest		(29)	(88)
		(134,445)	(42,290)
Net loss per common share attributable to Sundial Growers Inc.
Basic and diluted	20	$(0.09)	$(0.41)

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit (1)	Accumulated other comprehensive income	Non- controlling interest (1)	Total equity
Balance at December 31, 2020 (1)		762,046	6,138	59,344	2,279	(558,128)	—	(1,984)	269,695
Net loss		—	—	—	—	(134,416)	—	(29)	(134,445)
Loss of control of subsidiary	12	—	—	—	—	—	—	2,013	2,013
Share issuances	14(b)	647,315	—	—	—	—	—	—	647,315
Share issuance costs	14(b)	(13,483)	—	—	—	—	—	—	(13,483)
Derivative warrants exercised	13	277,136	—	—	—	—	—	—	277,136
Share-based compensation	15	1	—	3,455	—	—	—	—	3,456
Employee awards exercised		2,580	—	(2,429)	—	—	—	—	151
Balance at March 31, 2021		1,675,595	6,138	60,370	2,279	(692,544)	—	—	1,051,838
(1)	Recast – refer to note 12.

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2019		509,654	27,831	30,192	2,279	(360,338)	6,866	4,714	221,198
Net loss		—	—	—	—	(43,895)	—	(88)	(43,983)
Other comprehensive income		—	—	—	—	—	1,693	—	1,693
Share issuances		610	—	—	—	—	—	—	610
Share-based compensation	15	50	—	1,186	—	—	—	—	1,236
Balance at March 31, 2020		510,314	27,831	31,378	2,279	(404,233)	8,559	4,626	180,754

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended March 31
	Note	2021	2020
Cash provided by (used in):
Operating activities
Net loss from continuing operations for the period		(134,445)	(37,949)
Items not involving cash:
Change in fair value of biological assets		94	(6,415)
Share-based compensation	15	3,456	795
Depreciation and amortization	10,11	2,407	2,923
(Gain) loss on disposition of PP&E		117	(610)
Inventory obsolescence	9	1,754	7,715
Finance costs	19	23	1,916
Change in estimate of fair value of derivative warrants	13	129,944	—
Unrealized foreign exchange (gain) loss		1,905	(1,769)
Asset impairment		—	5,659
Other expenses	12	1,862	—
Gain on disposition of marketable securities	6,17	(8,019)	—
Unrealized gain on marketable securities	6	(4,881)	—
Additions to marketable securities	6	(36,740)	—
Proceeds from disposal of marketable securities	6	16,058	—
Change in non-cash working capital		(7,901)	10,225
Net cash used in operating activities from continuing operations		(34,366)	(17,510)
Net cash provided by operating activities from discontinued operations	4	—	4,064
Net cash used in operating activities		(34,366)	(13,446)
Investing activities
Additions to property, plant and equipment	10	(119)	(1,676)
Additions to investments	12	(10,560)	—
Proceeds from disposal of PP&E	10	60	2,100
Change in non-cash working capital		(240)	(8,061)
Net cash used in investing activities from continuing operations		(10,859)	(7,637)
Net cash used in investing activities from discontinued operations	4	—	(4,946)
Net cash used in investing activities		(10,859)	(12,583)
Financing activities
Change in restricted cash		5,233	10,495
Repayment of Syndicated Credit Agreement		—	(10,000)
Payments on lease obligations		(123)	(119)
Proceeds from issuance of shares and registered offerings, net of costs	14(b)	735,088	—
Proceeds from exercise of derivative warrants	13	119,318	—
Proceeds from exercise of employee warrants	15	151	—
Change in non-cash working capital		579	(207)
Net cash provided by financing activities from continuing operations		860,246	169
Net cash used in financing activities from discontinued operations	4	—	122
Net cash provided by financing activities		860,246	291
Effect of exchange rate changes on cash held in foreign currency		(1,952)	1,558
Change in cash and cash equivalents		813,069	(24,180)
Cash and cash equivalents, beginning of period		60,376	45,337
Cash and cash equivalents, end of period		873,445	21,157

Cash interest paid		—	1,195

See accompanying notes to the condensed consolidated interim financial statements.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.	Description of business

Sundial Growers Inc. (“Sundial” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture SunStream Bancorp Inc. (note 25) the Company also provides growth capital and a strategic support platform that pursues indirect investment opportunities in the global cannabis sector, where lawful as well as other investment opportunities. The Company also makes portfolio investments in debt and equity securities where deemed strategic.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

COVID-19

The global impact of COVID-19 has contributed to a great deal of uncertainty as to the health of the global economy. The Company has implemented several new pandemic-related procedures and protocols at its facilities, including enhanced screening measures, enhanced cleaning and sanitation processes and frequency, encouraging social distancing measures and directing employees to work from home if possible. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

The potential impact that COVID-19 will have on the Company’s business or financial results cannot be reasonably estimated at this time. However, any shutdowns requested or mandated by government authorities in response to the outbreak of COVID-19 that may affect the Company, its suppliers, distribution channels or customers may have a material impact to the Company’s planned operations.

2.	Basis of presentation
a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those disclosed in the audited consolidated financial statements for the year ended December 31, 2020, except as described in note 3. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the Company for the year ended December 31, 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors (“Board”) on May 11, 2021.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for biological assets and certain financial instruments which are measured at fair value with changes in fair value recorded in earnings.

c)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian based subsidiaries.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Percentage ownership
Sprout Technologies Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
2011296 Alberta Inc.	Alberta, Canada	100%
Sundial Deutschland GmbH	Germany	100%
Sundial Portugal, Unipessoal LDA	Portugal	100%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columbia, Canada	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
3.	Significant accounting policies

The accounting policies, critical accounting judgements and significant estimates used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020 have been applied in the preparation of these condensed consolidated interim financial statements except as described below.

Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Interests in equity-accounted investees

The Company’s interest in equity-accounted investees is comprised of an interest in an associate.

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

4.	Discontinued operations

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Project Seed Topco (“Bridge Farm”) which closed on June 5, 2020.

The comparative statement of loss and comprehensive loss and statement of cash flows has been re-presented to show the discontinued operation separately from continuing operations.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Three months ended March 31
	2021	2020
Gross revenue	—	9,031
Net revenue	—	9,031
Cost of sales	—	6,982
Gross margin before fair value adjustments	—	2,049
Change in fair value of biological assets	—	668
Gross margin	—	2,717

General and administrative	—	3,785
Sales and marketing	—	488
Depreciation and amortization	—	1,590
Foreign exchange	—	1,724
Share-based compensation	—	441
Loss from operations	—	(5,311)

Finance costs	—	(192)
Loss on contingent consideration	—	(761)
Loss before income tax	—	(6,264)
Income tax recovery	—	230
Net loss (1)	—	(6,034)
(1)	Net loss from the discontinued operations is attributable entirely to the owners of the Company.
5.	Segment information

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two operating segments: cannabis and investments. For the three months ended March 31, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of two reportable operating segments: cannabis operations and investment operations. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Investment operations include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to either the cannabis operations segment or investment operations segment are reported in a third segment referred to as “Corporate”.

As at March 31, 2021	Cannabis	Investments	Corporate	Total
Total assets	319,213	827,476	3,000	1,149,689
Three months ended March 31, 2021
Net revenue	9,891	15,749	—	25,640
Depreciation and amortization	954	—	104	1,058
Gross margin	(3,452)	15,749	—	12,297
Earnings (loss) before tax	(9,172)	14,300	(139,573)	(134,445)

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

6.	Marketable securities
As at	March 31, 2021	December 31, 2020
Balance, beginning of year	—	—
Additions	36,740	—
Dispositions	(8,039)	—
Change in fair value recognized in profit or loss	4,881	—
Balance, end of period	33,582	—

During the three months ended March 31, 2021, proceeds of $16.1 million were received for dispositions of marketable securities and a gain on disposition of $8.0 million was recognized (note 17).

Marketable securities have been designated as Fair Value Through Profit or Loss (“FVTPL”) (note 21).

7.	Accounts receivable
As at	March 31, 2021	December 31, 2020
Trade receivables	8,502	15,786
Other receivables	848	112
	9,350	15,898

The Company has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. Refer to note 21 for credit risk disclosures.

8.	Biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets are as follows:

As at	March 31, 2021	December 31, 2020
Balance, beginning of year	3,531	14,309
Increase in biological assets due to capitalized costs	6,992	39,957
Net change in fair value of biological assets	(94)	6,496
Transferred to inventory upon harvest	(7,594)	(54,388)
Disposition of Bridge Farm (note 4)	—	(2,831)
Foreign currency translation	—	(12)
Balance, end of period	2,835	3,531

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		March 31 2021	December 31 2020	March 31 2021	December 31 2020
Yield per square foot of growing space (1)	Grams	43	45	277	347
Average net selling price (2)	$/gram	4.83	5.13	835	1,022
After harvest cost to complete and sell	$/gram	1.39	1.32	240	291
(1)	Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)	Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

These estimates are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at March 31, 2021, it is estimated that the Company’s biological assets will yield approximately 5,189 kilograms (December 31, 2020 – 5,507 kilograms) of dry cannabis when harvested. During the three months ended March 31, 2021, the Company harvested 5,387 kilograms of dry cannabis (three months ended March 31, 2020 – 10,254 kilograms).

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

9.	Inventory
As at	March 31, 2021	December 31, 2020
Harvested cannabis	27,979	20,358
Cannabis supplies and consumables	4,858	5,255
	32,837	25,613

During the three months ended March 31, 2021, inventories of $11.4 million were recognized as an expense (three months ended March 31, 2020 - $13.5 million). During the three months ended March 31, 2021, the Company recognized inventory write downs of $1.8 million (three months ended March 31, 2020 - $14.4 million), of which $1.8 million (three months ended March 31, 2020 - $7.7 million) was recognized as an excess and obsolete inventory provision, and $0.0 million (three months ended March 31, 2020 - $6.7 million) was included in the change in fair value realized through inventory as the fair value component of the excess and obsolete inventory provision.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

10.	Property, plant and equipment
	Land and buildings	Production facilities	Equipment	Right of use assets	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2020	8,640	152,937	28,894	1,894	8,819	201,184
Additions	—	(263)	(131)	—	—	(394)
Dispositions	—	—	—	(128)	(177)	(305)
Balance at March 31, 2021	8,640	152,674	28,763	1,766	8,642	200,485

Accumulated amortization and impairment
Balance at December 31, 2020	—	69,364	8,500	571	5,821	84,256
Depreciation	—	928	1,286	104	—	2,318
Dispositions	—	—	—	(128)	—	(128)
Balance at March 31, 2021	—	70,292	9,786	547	5,821	86,446

Net book value
Balance at December 31, 2020	8,640	83,573	20,394	1,323	2,998	116,928
Balance at March 31, 2021	8,640	82,382	18,977	1,219	2,821	114,039

During the three months ended March 31, 2021, depreciation expense of $1.3 million was capitalized to biological assets and inventory (three months ended March 31, 2020 – $2.3 million).

During the three months ended March 31, 2021, the credit to additions relates to the recovery of construction holdbacks and a grant receivable.

11.	Intangible assets
	Brands and trademarks	Patents	Total
Cost
Balance at December 31, 2020 and March 31, 2021	5,445	13,551	18,996

Accumulated amortization and impairment
Balance at December 31, 2020	382	13,551	13,933
Depreciation	89	—	89
Balance at March 31, 2021	471	13,551	14,022

Net book value
Balance at December 31, 2020	5,063	—	5,063
Balance at March 31, 2021	4,974	—	4,974

Brands and trademarks consist of intellectual property purchased from Sun 8 Holdings Inc. with a useful life of 15 years and other intellectual property with a useful life of 12 years.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

12.	Investments
As at	March 31, 2021	December 31, 2020
Investments at amortized cost (A)	10,573	—
Investments at FVTPL (B)	51,876	51,876
Equity-accounted investees (C)	2	—
	62,451	51,876
A)	INvestments at amortized cost

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) in Indiva Limited (“Indiva”). Indiva is a leading Canadian producer of cannabis edibles. The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11 million, and a non-revolving term loan to Indiva in the principal amount of $11 million (the “Term Loan”). The Term Loan bears interest at a rate of 9% per annum and has a maturity date of February 23, 2024.

The Term Loan has been designated as measured at amortized cost (note 21). The common shares are measured at Fair Value Through Profit or Loss (“FVTPL”) and are included in marketable securities (note 6).

B)	Investments at fvtpl

The Company owns a special purpose vehicle (the “Zenabis Investment”) that owns $51.9 million of aggregate principal amount of senior secured debt of Zenabis Investments Ltd. (the “Zenabis Senior Loan”) of Zenabis Investments Ltd. (“Zenabis”). The Zenabis Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025. Pursuant to the terms of the Zenabis Senior Loan, Zenabis will also pay the Company a royalty based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines net of value added or sales taxes. The royalty is payable for 32 fiscal quarters and is payable for quarters in which Zenabis accomplishes certain sales revenue targets.

The Company is in negotiations with Zenabis for the repayment and termination of the Zenabis Senior Loan. Zenabis has filed a petition with the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the royalty.

The Zenabis Investment has been designated as FVTPL (note 21). There has been no change in the fair value as the fair value is the remaining principal and interest of the Zenabis Senior Loan and as of May 11, 2021, all required payments have been made in respect of the Zenabis Senior Loan.

C)	Equity-accounted investees

Interest in associate

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway RX Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the license agreement that provides for use of Pathway’s intellectual property. Pathway is a private company focused on developing cannabis-based pharmaceutical drugs to treat symptoms associated with a wide range of medical conditions.

As a result of the loss of control, the Company has de-recognized the assets and liabilities of Pathway, and the non-controlling interest arising upon the acquisition of Pathway. A loss on loss of control of $1.9 million was recognized during the three months ended March 31, 2021. The fair value of the Company’s remaining investment in Pathway was determined to be nil as the Company had fully impaired the intangible asset, which consisted of intellectual property, during the year ended December 31, 2020 as describe above, and there are no other assets that would give rise to a measured fair value amount attributable to the remaining 25% interest.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Adjustment to comparative information

During Q4 2020, and as disclosed in the annual consolidated financial statements of the Company as at and for the year ended December 31, 2020, the Company recognized an impairment of $12.9 million on the intangible assets held within Pathway. During the preparation of the Q1 2021 interim financial statements the Company determined that the allocable amount of this impairment was not attributed to the non-controlling interest. The comparative December 31, 2020 statement of financial position has been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest as the related intangible assets related entirely to Pathway, the Company’s 50% owned subsidiary.

The recast of the statement of financial position as at December 2020 resulted in a reduction in non-controlling interest of $6.4 million from the previously reported amount of $4.4 million to the recast amount of negative $2.0 million, and a decrease in accumulated deficit of $6.4 million from the previously reported amount of $564.5 million to the recast amount of $558.1 million and a decrease in loss per share attributable to the Company of $0.03 from the previously reported amount of $1.10 to the recast amount of $1.07,

This recast has no effect on the consolidated 2020 annual net loss or comprehensive loss nor on any previously issued interim financial statements of the Company. The effect of this recast on the Company’s annual results for 2020 is a decrease to the presentation of the net loss attributable to the Company of $6.4 million from the previously reported amount of $206.0 million to the recast amount of $199.6 million, and an increase in the presentation of the net loss attributable to non-controlling interest of $6.4 million from the previously reported amount of $0.3 million to the recast amount of $6.7 million.

13.	Derivative warrants
March 31, 2021
Balance, beginning of year	428
Series A and Series B Warrants - fair value on issuance (a)	62,680
Additional Series A and Series B Warrants - fair value on issuance (b)	38,576
New Warrants - fair value on issuance (c)	106,531
Change in fair value recognized in profit or loss	23,413
Converted to common shares	(157,818)
Balance, end of period	73,810

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

(a)	Series A and B Warrants

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

On February 22, 2021, the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(b)	Additional series A and B warrants

On February 4, 2021, the Company issued 60.5 million additional series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the New Warrants were granted (refer to C below).

(c)	new warrants

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants to the holders of the Series A Warrants and Additional Series A Warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders the right to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

(d)	Agent warrants

During the three months ended March 31, 2021, the entire 1.08 million Agent Warrants were exercised. 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 356,949 common shares. There were no gross proceeds to the Company as the exercise was cashless. The other 540,000 Agent Warrants were exercised at a weighted average exercise price of US$1.00 per warrant resulting in the issuance of 540,000 common shares and gross proceeds to the Company of US$0.5 million.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding derivative warrants as at March 31, 2021:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
August 2020 Offering - Series A Warrants (1)	0.1766	500,000	4.4
Unsecured Convertible Notes Warrants (1)	0.1766	500,000	2.8
New Warrants	1.50	98,333,334	3.4
		99,333,334	3.4
(1)

The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.

14.	Share capital and warrants
(a)	Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)	Issued and outstanding
		March 31, 2021		December 31, 2020
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		918,844,133	762,046	107,180,423	509,654
Share issuances		703,997,708	647,315	337,696,867	176,931
Share issuance costs		—	(13,483)	—	(5,593)
Disposition of Bridge Farm	4	—	—	(2,716,271)	(38,447)
Convertible debt - conversions		—	—	373,371,318	63,002
Derivative warrants exercised	13	152,146,950	277,136	102,836,429	55,912
Employee awards exercised	15(c)	1,036,000	2,581	475,367	587
Balance, end of period		1,776,024,791	1,675,595	918,844,133	762,046

At-the-Market Offering Program

During the three months ended March 31, 2021, the Company issued 543.5 million common shares at a weighted average exercise price of US$0.7617 for gross proceeds of $525.1 million (US$413.9 million) through its ATM programs.

2021 Registered Offerings

In connection with the January 2021 Units Offering, the Company issued 100.0 million common shares (note 13a) and in connection with the February 2021 Units Offering, the Company issued 60.5 million common shares (note 13b).

(c)	Common share purchase warrants
	Number of Warrants	Carrying Amount
Balance at December 31, 2020 and March 31, 2021	1,024,000	6,138

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding warrants as at March 31, 2021:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual life (years)
Acquisition of financial obligation	15.94	480,000	1.3
Financial services	4.60	544,000	8.3
	9.91	1,024,000	5.0
15.	Share-based compensation

The Company has a number of equity-settled share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended March 31
	2021	2020
Simple warrants (a)	597	282
Performance warrants (a)	—	(42)
Stock options (b)	70	137
Restricted share units (c)	1,644	256
Deferred share units (c)	1,145	162
	3,456	795
a)	Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually in thirds over a three-year period and simple warrants expire five years after the grant date.

The following table summarizes changes the simple and performance warrants during the three months ended March 31, 2021:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2020	3,424,600	$4.41	1,672,000	$4.19
Forfeited	(134,400)	8.24	(59,200)	7.75
Exercised	(120,000)	0.94	(40,000)	0.94
Balance at March 31, 2021	3,170,200	$4.38	1,572,800	$4.14

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at March 31, 2021:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$0.63 - $0.94	889,400	0.72	2.97	889,400	0.72	2.97
$1.25 - $1.88	400,000	1.56	3.34	400,000	1.56	3.34
$2.97 - $4.53	511,200	3.05	3.39	439,200	3.01	3.29
$6.25 - $9.38	1,225,600	6.31	5.47	262,400	6.48	5.40
$12.50 - $37.50	144,000	23.19	6.19	30,400	16.77	4.78
	3,170,200	$4.38	4.19	2,021,400	$2.37	3.45
Performance warrants
$0.63 - $0.94	458,667	0.68	n/a	330,667	0.70	n/a
$1.25 - $1.88	282,133	1.42	n/a	247,467	1.40	n/a
$2.97 - $4.53	584,000	3.14	n/a	397,333	3.10	n/a
$6.25 - $9.38	144,533	7.32	n/a	38,400	6.25	n/a
$12.50 - $37.50	103,467	28.22	n/a	—	—	n/a
	1,572,800	$4.14	n/a	1,013,867	$2.02	n/a
b)	Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the three months ended March 31, 2021:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2020	720,600	$1.82
Forfeited	(75,000)	1.15
Balance at March 31, 2021	645,600	$1.90

The following table summarizes outstanding stock options as at March 31, 2021:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$1.15	325,000	9.16	—	—
$1.19	81,600	9.24	81,600	9.24
$3.15	239,000	8.44	77,417	8.39
	645,600	8.90	159,017	8.83

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

c)	Restricted and deferred share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. DSUs are granted to directors and generally vest in equal quarterly instalments over one year. RSUs and DSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs and DSUs during the three months ended March 31, 2021:

	RSUs outstanding	DSUs outstanding
Balance at December 31, 2020	1,656,916	3,323,263
Granted	12,312,900	1,467,026
Forfeited	(343,634)	—
Exercised	(3,800)	—
Balance at March 31, 2021	13,622,382	4,790,289
16.	Cannabis Revenue

Cannabis revenue is solely from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, and sales to medical customers.

	Three months ended March 31
	2021	2020
Provincial boards	9,042	10,200
Medical	2	16
Licensed producers	2,704	6,374
Gross revenue (1)	11,748	16,590
(1)

The Company had four major customers each with revenue in excess of 10% of total cannabis revenue. Sales to major customers totaled $8.1 million for the three months ended March 31, 2021 (three months ended March 31, 2020 – three major customers with total sales of $12.0 million). Only one major customer had sales exceeding 10% of total cannabis revenue for both periods.

The following table disaggregates revenue by form for the periods noted:

	Three months ended March 31
	2021	2020
Revenue from dried flower	9,716	11,724
Revenue from vapes	1,413	4,349
Revenue from oil	181	517
Revenue from edibles and concentrates	438	—
Gross revenue	11,748	16,590

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

17.	Investment revenue
	Three months ended March 31
	2021	2020
Interest revenue from investments at amortized cost	113	—
Interest and fee revenue from investments at FVTPL	2,182	—
Interest revenue from cash	554	—
	2,849	—

	Three months ended March 31
	2021	2020
Investment revenue
Realized gains	8,019	—
Unrealized gains	4,881	—
	12,900	—
18.	Government subsidies

In March 2020, the federal government launched the Canadian Emergency Wage Subsidy (“CEWS”) to help businesses impacted by the COVID-19 pandemic keep and rehire employees. The CEWS delivered a 75 percent wage subsidy to eligible employers for an initial period of 12 weeks, from March 15, 2020 to July 4, 2020. Eligibility was based on meeting a minimum requirement for decreased revenue. The CEWS was extended to November 21, 2020 and amended to change the eligibility requirements from meeting a certain threshold to being variable based on how much an employer’s revenue decreased. The CEWS has further been extended to June 2021 and includes changes to the rates and the top-up calculation.

The Company became eligible for the CEWS based on decreases in revenue and has received the subsidy for certain periods. The subsidy of $2.1 million has been recognized in the condensed consolidated interim statement of loss and comprehensive loss. There are no unfulfilled conditions or contingencies attached to the CEWS.

19.	Finance costs
	Three months ended March 31
	2021	2020
Cash finance expense
Interest on Syndicated Credit Agreement	—	1,197
Interest on Term Debt Facility	—	2,803
Other finance costs	28	194
	28	4,194
Non-cash finance expense (income)
Accretion	—	1,534
Amortization of debt issue costs	—	356
Other	23	26
	23	1,916
Interest income	—	(128)
	51	5,982

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.	Loss per share
	Three months ended March 31
	2021	2020
Weighted average shares outstanding (000s)
Basic and dilutive (1)	1,439,597	107,320
Continuing operations
Net loss attributable to Sundial Growers Inc.	(134,416)	(37,861)
Per share - basic and diluted	$(0.09)	$(0.35)
Discontinued operations
Net loss attributable to Sundial Growers Inc.	—	(6,034)
Per share - basic and diluted	$—	$(0.06)
Net loss attributable to Sundial Growers Inc.	(134,416)	(43,895)
Per share - basic and diluted	$(0.09)	$(0.41)
(1)

For the three months ended March 31, 2021, there were 1.0 million equity classified warrants exercisable, 90.6 million derivative warrants exercisable, 2.0 million simple warrants exercisable and 1.0 million performance warrants exercisable that were excluded from the calculation as the impact was anti-dilutive (three months ended March 31, 2020 – 6.2 million warrants, 5.4 million simple warrants and 4.5 million performance warrants).

21.	Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, Investments, accounts payable and accrued liabilities and derivative warrants.

a)	Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate the fair value of the respective assets and liabilities due to the short-term nature of those instruments.

Fair value measurements of marketable securities and derivative warrants are as follows:

		Fair value measurements using
March 31, 2021	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	33,582	33,582	—	—
Investments	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	73,810	—	—	73,810

		Fair value measurements using
December 31, 2020	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Investments	51,876	—	—	51,876
Financial liabilities
Derivative warrants (1)	428	—	—	428

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(1)

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Marketable securities are designated as FVTPL. The fair value of marketable securities is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss. The fair value of marketable securities is estimated by using current quoted prices in active markets for identical assets.

Level 2 – quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

As at March 31, 2021, the Company did not have any financial instruments measured at Level 2 fair value.

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The other investment designated as FVTPL is re-measured each reporting period with changes in the fair value recognized in the consolidated statement of loss within finance costs. The fair value approximates the carrying value of the loan principal. The fair value for the royalty is estimated to be nil as the value is currently being disputed.

Derivative warrants are designated as FVTPL. The fair value of derivative warrants is re-measured each reporting period with changes in fair value recognized in the consolidated statement of loss within finance costs. The fair value of derivative warrants is estimated by using a valuation model. Assumptions used in these calculations include volatility, discount rate and various probability factors.

At March 31, 2021, a 10% increase in the material assumptions would change the fair value of derivative warrants by approximately $3.6 million, and a 10% decrease in the material assumptions would change the fair value of derivative warrants by approximately $5.2 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

b)	Credit risk management

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses (“ECLs”) based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

Impairment losses on accounts receivable recognized in profit or loss were as follows:

As at	March 31, 2021	December 31, 2020
Impairment loss (reversal) on trade receivables	—	(506)
Impairment loss (reversal) on other receivables	—	(126)
	—	(632)

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The movement in the allowance for impairment in respect of accounts receivable during the three months ended March 31, 2021 was as follows:

	March 31, 2021	December 31, 2020
Balance, beginning of year	120	752
Amounts written off	—	—
Net remeasurement of impairment loss allowance	—	(632)
Balance, end of period	120	120

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable and investments. The Company attempts to mitigate such exposure to its cash by investing only in financial institutions with investment grade credit ratings or secured investments.

c)	Market risk management

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities are based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities.

At March 31, 2021, a 10% change in the market prices would change the fair value of marketable securities by approximately $3.4 million.

22.	Related party transactions
a)	Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. During the three months ended March 31, 2021, $89 thousand of the loan balance was settled. At March 31, 2021, the outstanding loan balance was $50 thousand. The terms are non-interest bearing and secured by shareholdings in the Company. The loan is repayable in full upon the departure of an employee from employment, a change in control of the Company or sale of the Company.

b)	Related party transactions and balances
	Transactions		Balance outstanding
	Three months ended March 31	Three months ended March 31	March 31	December 31
	2021	2020	2021	2020
Marketing, brand research and development (a)	—	945	—	—
Legal services (b)	—	279	—	(510)
	—	1,224	—	(510)
(a)	A former member of the Board of Directors controls a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

23.	Capital management

The Company defines its capital as its shareholder’s equity and debt. Except as otherwise disclosed in these condensed consolidated interim financial statements, there are no restrictions on the Company’s capital. The Company’s objectives with respect to the management of capital are to:

•	Maintain financial flexibility in order to preserve its ability to meet financial obligations;
•	Deploy capital to provide an appropriate investment return to its shareholders; and,
•	Maintain a capital structure that allows various financing alternatives to the Company as required.
24.	Commitments and contingencies

The following table summarizes contractual commitments at March 31, 2021:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	22,701	—	—	—	22,701
Lease obligations	490	817	177	—	1,484
Balance, end of period	23,191	817	177	—	24,185
(a)	Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2021 of $1.5 million (December 31, 2019 - $1.5 million).

(b)	Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

25.	Subsequent events

At-the-Market Offering Program

Subsequent to March 31, 2021, the Company issued 84.6 million common shares at a weighted average exercise price of US$0.9268 for gross proceeds of $97.7 million (US$78.4 million) through its ATM programs.

Strategic capital partnership

On March 15, 2021, the Company and SAF Group (“SAF”) announced they had entered into an agreement to form a 50/50 joint venture (the “Joint Venture”) through a new corporation, SunStream Bancorp Inc. (“SunStream”).

The Joint Venture will focus on cannabis-related verticals, seeking both Canadian and international opportunities and investments. The Joint Venture’s first mandate is the formation of a special opportunities fund with commitments from third party limited partners alongside an initial commitment from Sundial of $100 million.

On April 23, 2021, the Company announced that it had increased its commitment to SunStream to $188 million from the previously announced commitment of $100 million.

Sundial Growers Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2021

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Acquisition of Inner Spirit Holdings and Spiritleaf Retail Cannabis Network

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement (the “Agreement”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Inner Spirit for total consideration of approximately $131 million (the “Transaction”).

Under the terms of the Agreement, Inner Spirit’s shareholders will receive, for each Inner Spirit common share held, (i) $0.30 in cash and (ii) 0.0835 of a Sundial common share (representing $0.09 per Inner Spirit common share based on the 10-day volume-weighted average price (“VWAP”) of Sundial common shares on the Nasdaq Capital Market), for total consideration of $0.39 per Inner Spirit common share. The Transaction has been unanimously approved by the Boards of Directors of Sundial and Inner Spirit and is expected to close early in the third quarter of 2021.

Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes 86 franchised and corporate-owned locations.

Valens Marketable securities

On May 4, 2021, the Company announced that it had acquired more than 10% of the issued outstanding common shares of The Valens Company Inc. (“Valens”). Valens operates in the cannabis industry and is focused on extraction and manufacturing of cannabinoid-based products.